SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                          Metrologic Instruments, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    591676101
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 23, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott Associates, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
         645,839

8.  SHARED VOTING POWER
         0

9.  SOLE DISPOSITIVE POWER
         645,839

10. SHARED DISPOSITIVE POWER
         0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        645,839

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14. TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        968,760

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        968,760

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        968,760

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3%

14. TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International Capital Advisors Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        968,760

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        968,760

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        968,760

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3%

14. TYPE OF REPORTING PERSON*
        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Metrologic Instruments, Inc. (the "Issuer"). The Issuer's principal executive office is located at 90 Coles Road, Blackwood, New Jersey 08012.

ITEM 2.  Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

     CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

Braxton            712 Fifth Avenue              The principal business of
Associates, Inc.   36th Floor                    Braxton Associates, Inc. is
                   New York, New York 10019      serving as general partner
                                                 of Capital Advisors

Elliott Asset      712 Fifth Avenue              General Partner of Capital
Management LLC     36th Floor                    Advisors
                   New York, New York  10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors and
                    New York, New York 10019     President of EICA

     ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

Braxton            712 Fifth Avenue              The principal business of
Associates, Inc.   36th Floor                    Braxton Associates, Inc. is
                   New York, New York 10019      serving as general partner
                                                 of Capital Advisors

Elliott Asset      712 Fifth Avenue              General Partner of Capital
Management LLC     36th Floor                    Advisors
                   New York, New York  10019

     ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

     NAME                       ADDRESS                      OCCUPATION
Hambledon, Inc.      c/o Maples & Calder, P.O.      General partner of Elliott
                     Box 309, Ugland House, South   International
                     Church Street, George Town,
                     Grand Cayman, Cayman
                     Islands, British West Indies

     HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

     EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

     (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                      $9,752,093

Elliott International Working Capital       $14,628,163

ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     Elliott and Elliott International reserve the right to discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 645,839 shares of Common Stock, constituting 2.8% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 968,760 shares of Common Stock, constituting 4.3% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 1,614,599 shares of Common Stock constituting 7.1% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                           Approx. Price per
                          Amount of Shs.   Share (excl. of
Date        Security      Bought (Sold)    commissions)

10-MAY-06   Common         15,898           $16.2206
11-MAY-06   Common         31,769            16.0790
12-MAY-06   Common         25,535            15.7750
15-MAY-06   Common         28,396            15.5997
16-MAY-06   Common         13,949            15.7087
17-MAY-06   Common         24,480            15.5356
18-MAY-06   Common         21,144            15.5452
19-MAY-06   Common          8,000            15.5350
22-MAY-06   Common         11,561            15.1889
23-MAY-06   Common          8,200            15.4004
24-MAY-06   Common          9,164            14.9137
25-MAY-06   Common         10,440            14.9595
26-MAY-06   Common         10,000            14.9466
30-MAY-06   Common         10,000            15.0679
31-MAY-06   Common         10,000            15.0426
01-JUN-06   Common          8,137            15.0753
02-JUN-06   Common         12,898            15.0626
05-JUN-06   Common          8,200            15.0564
06-JUN-06   Common          4,049            14.7136
07-JUN-06   Common          2,000            14.8246
08-JUN-06   Common         11,280            14.9792
09-JUN-06   Common         10,000            14.9921
12-JUN-06   Common         20,404            14.6746
13-JUN-06   Common         14,995            14.5973
14-JUN-06   Common         10,880            14.4188
15-JUN-06   Common         36,762            14.4302
15-JUN-06   Common         20,000            14.4637
20-JUN-06   Common         14,384            14.7035
21-JUN-06   Common         11,203            15.2005
22-JUN-06   Common         22,349            14.9315
23-JUN-06   Common         21,015            14.9180
23-JUN-06   Common         39,068            14.8936
26-JUN-06   Common          8,720            14.9805
26-JUN-06   Common         15,584            15.0235
27-JUN-06   Common         10,000            14.9688
27-JUN-06   Common         29,328            14.9522
28-JUN-06   Common         32,117            14.8715
28-JUN-06   Common          7,478            14.9000
29-JUN-06   Common         31,795            14.9085
30-JUN-06   Common          4,657            14.9405

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                           Approx. Price per
                          Amount of Shs.   Share (excl. of
Date        Security      Bought (Sold)    commissions)

10-MAY-06   Common         23,848           $16.2206
11-MAY-06   Common         47,653            16.0790
12-MAY-06   Common         38,302            15.7750
15-MAY-06   Common         42,595            15.5997
16-MAY-06   Common         20,924            15.7087
17-MAY-06   Common         36,720            15.5356
18-MAY-06   Common         31,717            15.5452
19-MAY-06   Common         12,000            15.5350
22-MAY-06   Common         17,342            15.1889
23-MAY-06   Common         12,300            15.4004
24-MAY-06   Common         13,745            14.9137
25-MAY-06   Common         15,660            14.9595
26-MAY-06   Common         15,000            14.9466
30-MAY-06   Common         15,000            15.0679
31-MAY-06   Common         15,000            15.0426
01-JUN-06   Common         12,205            15.0753
02-JUN-06   Common         19,348            15.0626
05-JUN-06   Common         12,300            15.0564
06-JUN-06   Common          6,074            14.7136
07-JUN-06   Common          3,000            14.8246
08-JUN-06   Common         16,920            14.9792
09-JUN-06   Common         15,000            14.9921
12-JUN-06   Common         30,606            14.6746
13-JUN-06   Common         22,492            14.5973
14-JUN-06   Common         16,320            14.4188
15-JUN-06   Common         55,144            14.4302
15-JUN-06   Common         30,000            14.4637
20-JUN-06   Common         21,575            14.7035
21-JUN-06   Common         16,805            15.2005
22-JUN-06   Common         33,523            14.9315
23-JUN-06   Common         31,521            14.9180
23-JUN-06   Common         58,600            14.8936
26-JUN-06   Common         13,080            14.9805
26-JUN-06   Common         23,376            15.0235
27-JUN-06   Common         15,000            14.9688
27-JUN-06   Common         43,993            14.9522
28-JUN-06   Common         48,176            14.8715
28-JUN-06   Common         11,217            14.9000
29-JUN-06   Common         47,693            14.9085
30-JUN-06   Common          6,986            14.9405

     All of the above transactions were effected on the Nasdaq National Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 3, 2006

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
              By: Braxton Associates, Inc., as General Partner


                     By: /s/ Elliot Greenberg
                         --------------------
                             Elliot Greenberg
                             Vice President


        ELLIOTT INTERNATIONAL, L.P.
        By: Elliott International Capital Advisors Inc.,
              as Attorney-in-Fact


                     By: /s/ Elliot Greenberg
                         --------------------
                             Elliot Greenberg
                             Vice President


        ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


        By: /s/ Elliot Greenberg
            --------------------
                Elliot Greenberg
                Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Metrologic Instruments, Inc. dated July 3, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  July 3, 2006

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
              By: Braxton Associates, Inc., as General Partner


                     By: /s/ Elliot Greenberg
                         --------------------
                             Elliot Greenberg
                             Vice President


        ELLIOTT INTERNATIONAL, L.P.
        By: Elliott International Capital Advisors Inc.,
              as Attorney-in-Fact


                     By: /s/ Elliot Greenberg
                         --------------------
                             Elliot Greenberg
                             Vice President


        ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


        By: /s/ Elliot Greenberg
            --------------------
                Elliot Greenberg
                Vice President